FOIA CONFIDENTIAL TREATMENT REQUESTED

Apple Inc. 1 Infinite Loop Cupertino, CA 95014	July 12, 2011

BY EDGAR AND HAND DELIVERY

To:	Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Apple Inc.

Form 10-Q for the Quarter Ended March 26, 2011, filed on April 21, 2011

File No. 000-10030

Dear Ms. Collins,

Apple Inc. (the “Company”) provides the following information in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 28, 2011, relating to the above-referenced filing.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-007.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

We have reviewed the comments in your letter dated June 28, 2011, regarding the above-referenced filing and have provided the attached responses. We have repeated the text of your comments and followed each with our response.

Confidential Treatment Requested by Apple Inc.

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U.S. Securities and Exchange Commission July 12, 2011 Page 2	Confidential Treatment Requested by Apple Inc.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Form 10-Q for the Quarter Ended March 26, 2011

Note 6. Commitments and Contingencies

Contingencies, page 18

1.	We note various news articles discussing the patent litigation settlement between Nokia and Apple. Supplementally tell us the amount and terms of such settlement agreement, any amounts accrued, the periods in which they were recognized, and the timeline of the negotiations with Nokia that led to the June settlement agreement. Also, tell us how you considered including a discussion regarding this matter in your MD&A disclosures and financial statement footnotes, including disclosure of a reasonably possible range of loss in excess of amounts accrued. Further, tell us how considered [sic] disclosing this event in a Form 8-K or tell us how you determined that such disclosure was not necessary.

In the ordinary course of business the Company licenses or acquires patents that cover some of the underlying technology included in the Company’s products. These license arrangements at times are the consequence of litigation between the Company and another entity. [***]

As of March 26, 2011, the Company had cash, cash equivalents and investments of $66 billion, total assets of $95 billion, and total shareholders’ equity of $61 billion. For the six months ended March 26, 2011, the Company generated revenue of $51 billion, net income of $12 billion, and cash flow from operations of $16 billion. The Company evaluated the probable impact of its dispute with Nokia and concluded the amount the Company had accrued related to the expected settlement value attributable to past use of the Licensed Technology was immaterial to the Company’s results of operations, overall liquidity, and financial position. Consistent with the Company’s expectations, the total amounts to be paid under the Patent License Agreement were immaterial to the Company’s overall liquidity and financial position and no aspects of the Company’s arrangements with Nokia represented a material trend or uncertainty or were otherwise material or necessary to make any required disclosures not misleading. Accordingly, the Company determined no MD&A disclosures were required or necessary in the Form 10-Q for the quarter ended March 26, 2011.

The Company also concluded no aspects of the Company’s discussions or arrangements with Nokia were material to the Company’s consolidated financial statements or necessary to make the information in the Company’s consolidated financial statements not misleading. Such discussions and arrangements occurred in the ordinary course of the Company’s business and their impact was immaterial to the Company’s consolidated financial statements. The Company also considered ASC 450-20-50 and SAB Topic 1M, Materiality, and determined it was not reasonably possible a material loss in excess of the amounts accrued would occur; rather, the Company determined that the possibility of any material loss in excess of the amounts accrued was remote. [***]

Confidential Treatment Requested by Apple Inc.

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U.S. Securities and Exchange Commission July 12, 2011 Page 3	Confidential Treatment Requested by Apple Inc.

In connection with the execution of the Settlement Agreement and the Patent License Agreement, the Company also undertook a disclosure analysis. As part of that analysis, the Company reviewed Form 8-K and the Items and Instructions thereunder. Following such review, the Company determined that execution of the Settlement Agreement and the Patent License Agreement did not trigger disclosure under any of such Items. Accordingly, the Company did not file a Form 8-K disclosing the Settlement Agreement or the Patent License Agreement.

The Company particularly focused its analysis on Item 1.01 of Form 8-K, which requires disclosure of “material definitive agreements not made in the ordinary course of business of the [Company].” The Company’s analysis was also informed by Adopting Release No. 33-8400, which provides that “[Item 1.01] parallels Item 601(b)(10) of Regulation S-K with regard to the types of agreements that are material to a company….”

Item 601(b)(10) of Regulation S-K, in relevant part, requires the disclosure of every contract not made in the ordinary course of business that is material to the Company. If the contract is such as ordinarily accompanies the kind of business conducted by the Company, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories identified in Item 601(b)(10)(ii):

(A)	Any contract to which directors, officers or certain others are parties;

(B)	Any contract upon which the Company’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

(C)	Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of the fixed assets of the Company on a consolidated basis; or

(D) Any material lease.

[***]

Following this analysis, the Company determined the Settlement Agreement and the Patent License Agreement are typical of the contracts ordinarily accompanying the kind of business conducted by the Company, are not material to the Company and its consolidated financial statements or its results of operations, and were made in the ordinary course of the Company’s business. The Company therefore determined neither Form 8-K, Item 601(b)(10) of Regulation S-K or other rules or regulations required the disclosure of the Settlement Agreement, the Patent License Agreement, or the transactions contemplated thereby.

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission July 12, 2011 Page 4	Confidential Treatment Requested by Apple Inc.

Form 10-Q for the Quarter Ended March 26, 2011

Note 6. Commitments and Contingencies

Contingencies, page 18

2. With regard to the disclosures provided in your Forms 10-Q and Form 10-K, please explain further the following:

•

If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us, [sic] whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and Question 2 of SAB Topic 5Y. To the extent that you have determined that it is reasonably possible you will incur a loss in excess of the amounts already accrued, but such amounts are not material, revise your disclosure to clearly indicate as such.

•

Tell us what you mean by the statement that the company does not have a potential liability related to any current legal proceedings and claims. In this regard, explain further what you mean by “potential liability” and tell us how you determined that your reference to “potential liability” complies with the terminology in ASC 450-20- 50 (e.g. probable, reasonably possible or remote loss contingency).

•

Considering management’s assertions that the company does not have any potential liabilities that would have a material adverse affect on your financial condition or results of operations, please explain further your disclosures where you indicate “[i]f the Company failed to prevail in any of these legal matters or if several of these legal matters were resolved against the Company in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.” Tell us your consideration to clarify these disclosures using terminology within the guidance of ASC 450. For instance, revise to clarify whether you determined that the likelihood of not prevailing in any of these matters in the same reporting period is remote, reasonably possible or probable. Also, tell us if you omitted the statement of changes in stockholders’ equity and statement of cash flows from your disclosures for a particular reason.

The Company records an accrual for loss contingencies if a material loss is both probable and can be reasonably estimated, in accordance with the requirements of paragraphs 1 through 2 of ASC 450-20-50. The Company also evaluates whether there is at least a reasonable possibility that a material loss, or a material loss in excess of a recorded accrual for a loss contingency, may have been incurred to determine if disclosure is necessary pursuant to paragraphs 3 through 5 of ASC 450-20-50 and Question 2 of SAB Topic 5Y.

For the year ended September 25, 2010 and the quarter ended March 26, 2011, the Company assessed the status of current legal proceedings and management’s analysis of current legal proceedings and claims and concluded there was not a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies, requiring disclosure under paragraphs 3 through 5 of ASC 450-20-50 and Question 2 of SAB Topic 5Y.

In concluding disclosure was not required for a loss contingency, management considered the factors described in paragraph 12 of ASC 450-20-55, including the nature of the alleged claims and damages asserted in, and the availability of defenses for, pending or threatened litigation at each reporting period end. In assessing the materiality of loss contingencies, both individually and in the aggregate, the Company relies on the guidance provided in SAB Topic 1M, Materiality. Consistent with SAB Topic 1M, the

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83

U.S. Securities and Exchange Commission July 12, 2011 Page 5	Confidential Treatment Requested by Apple Inc.

Company evaluates all relevant quantitative and qualitative criteria to determine whether a loss contingency related to pending or threatened litigation is material to the Company’s consolidated financial statements. As directed by SAB Topic 1M, the Company makes the following assessments:

•	whether it is probable that the judgment of a reasonable investor would be changed or influenced by the inclusion of the loss contingency; and

•

whether there is a substantial likelihood that the disclosure of the loss contingency would be viewed by a reasonable investor as having significantly altered the total mix of information made available.

From a quantitative standpoint, the Company considers the potential impact of the litigation and its resolution in relation to the Company’s consolidated financial statements. From a qualitative standpoint, the Company considers the potential impact of the litigation and its resolution in relation to various factors, including those discussed in SAB Topic 1M. Consistent with SAB Topic 1M, the Company acknowledges that a formulaic approach, which recognizes magnitude alone, is inconsistent with a full materiality assessment. Rather, the Company relies on an approach that takes into account the nature of the potential disclosure and all surrounding circumstances. Accordingly, based on all of the Company’s quantitative and qualitative materiality assessments and the other factors described above, the Company concluded there was no pending or threatened litigation which, individually or in the aggregate, had at least a reasonable possibility that a material loss or an additional material loss may have been incurred, and which would have necessitated disclosure in our consolidated financial statements pursuant to paragraphs 3 through 5 of ASC 450-20-55 and Question 2 of SAB Topic 5Y.

The Company’s disclosures provided in its Forms 10-Q and Form 10-K have attempted to convey the above- stated position. The Company’s statement that it did not have a potential liability related to any current legal proceedings and claims, and in particular the use of “potential liability,” addressed the Company’s assessment and conclusion there was not a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies. However, in an effort to clarify the Company’s disclosure and reflect its assessment of materiality in relation to each of its financial statements, including its consolidated statements of shareholders’ equity and cash flows, the Company undertakes to revise its filings going forward, under similar circumstances, to include the following language in its Commitments and Contingencies footnote:

In the opinion of management, there were no current legal proceedings and claims, which, individually or in the aggregate, had at least a reasonable possibility of materially adversely affecting the Company’s consolidated financial statements. However, the outcome of litigation is inherently uncertain. Therefore, although management considers the likelihood of such an outcome to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

*    *    *

Confidential Treatment Requested by Apple Inc.

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U.S. Securities and Exchange Commission July 12, 2011 Page 6	Confidential Treatment Requested by Apple Inc.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Betsy Rafael, Vice President and Corporate Controller, at (408) 862-1401.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President, Chief Financial Officer

cc:	Betsy Rafael, Vice President and Corporate Controller, Apple Inc.

Bruce Sewell, Senior Vice President and General Counsel, Apple Inc.

Robert Plesnarski, O’Melveny & Myers, LLP

Martin Dunn, O’Melveny & Myers, LLP

Confidential Treatment Requested by Apple Inc.

*** - Information omitted and provided under separate cover to the Staff pursuant to Rule 83